EXHIBIT 21.1

PETCO ANIMAL SUPPLIES, INC.

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization

PETCO Animal Supplies Stores, Inc.	Delaware

International Pet Supplies and Distribution, Inc.	California

PETCO Southwest, Inc.	California

Pet Concepts International	California

PM Management Incorporated	California

PETCO Southwest, L.P.	California

E-Pet Services	California

E-Pet Services, LLC	Virgnia

17187 Yukon Inc.	Canada